UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Capital Senior Living Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Radix Partners LLC Attn: Schuster Tanger 80 Broad Street Suite 2502 New York, New York 10004 (212) 257-4291
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐   

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HCRE Special Investment LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,846,297

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,846,297

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 140475104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Radix Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,846,297

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,846,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 140475104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joshua Packwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,846,297

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,846,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 140475104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Schuster Tanger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,846,297

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,846,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,297

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2015, and Amendment No. 1 thereto, filed with the SEC on December 10, 2015, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $42,384,654 (including commissions) to purchase 1,846,297 shares of Common Stock. The shares of Common Stock owned by HCRE were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j) On January 25, 2016, the Reporting Persons released (i) an investor presentation, available at www.UnlockCSUValue.com, detailing their views on the opportunities to realize shareholder value at the Issuer and (ii) a related press release. The release of the presentation follows the Issuer’s failure to retain a qualified financial advisor to explore strategic alternatives by January 15, 2016, as requested in the Reporting Persons’ public letter to the Issuer calling on the Issuer to sell itself, which was previously filed on December 10, 2015. In the presentation, the Reporting Persons emphasize the valuation gap from which the Issuer suffers and call for the Issuer to retain a nationally recognized investment bank to explore a sale to a third party that appreciates its true value. To best guide this process, the presentation calls for the formation of a special committee of independent directors with financial backgrounds. The foregoing descriptions of the presentation and press release are qualified in their entirety by reference to the presentation and the press release, which are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) HCRE beneficially owns in the aggregate 1,846,297 shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger may be deemed to beneficially own the shares of Common Stock owned by HCRE. Based upon a total of 29,518,876 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015, the Reporting Persons’ shares represent approximately 6.255% of the outstanding shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger disclaim beneficial ownership of the shares of Common Stock held by HCRE.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the filing of Amendment No. 1 to Schedule 13D, all of which were brokered transactions made on the open market, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
HCRE	12/10/2015	22,200	$21.82
HCRE	1/8/2016	10,000	$19.15
HCRE	1/12/2016	10,000	$17.80
HCRE	1/13/2016	15,000	$16.16
HCRE	1/14/2016	10,000	$17.15
HCRE	1/20/2016	10,000	$16.14
HCRE	1/21/2016	52,278	$16.22
HCRE	1/22/2016	26,800	$16.78
HCRE	1/25/2016	23,400	$17.08

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 3	Investor Presentation, dated January 2016.

Exhibit 4	Press Release, dated January 25, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2016
HCRE SPECIAL INVESTMENT LLC
By:	Radix Partners LLC, its managing member

By:	/s/ Schuster Tanger
Name: Schuster Tanger
Title: Managing Member

RADIX PARTNERS LLC

By:	/s/ Schuster Tanger
Name: Schuster Tanger
Title: Managing Member

JOSHUA PACKWOOD

By:	/s/ Joshua Packwood

SCHUSTER TANGER

By:	/s/ Schuster Tanger